Exhibit 4.3

[Form of Second Amended and Restated Shareholders’ Agreement]

SECOND AMENDED AND RESTATED

SHAREHOLDERS’ AGREEMENT

by and among

CELANESE CORPORATION,

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1,

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 2,

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 3,

and

BA CAPITAL INVESTORS SIDECAR FUND, L.P.

Dated as of January [    ], 2005

Table of Contents

Article I.	INTRODUCTORY MATTERS
1.1	Defined Terms
1.2	Construction

Article II.	TRANSFERS
2.1	Limitations on Transfer
2.2	Transfers to BACI Affiliate Transferees
2.3	Right of First Refusal
2.4	Tag-Along Rights
2.5	Drag-Along Rights
2.6	Termination

Article III.	CORPORATE GOVERNANCE MATTERS
3.1	Board of Directors

Article IV.	COVENANTS
4.1	Books and Records; Access
4.2	Periodic Reporting
4.3	Confidentiality
4.4	Indemnification
4.5	Expenses and Fees
4.6	Use of Shareholders’ Names

Article V.	MISCELLANEOUS
5.1	Additional Securities Subject to Agreement
5.2	Recapitalization, Exchange, Etc
5.3	Termination
5.4	Notices
5.5	Further Assurances
5.6	Assignment
5.7	Amendment; Waiver
5.8	Third Parties
5.9	Governing Law
5.10	Jurisdiction
5.11	MUTUAL WAIVER OF JURY TRIAL
5.12	Specific Performance
5.13	Entire Agreement
5.14	Titles and Headings
5.15	Severability
5.16	Counterparts
5.17	Effectiveness

i

SECOND AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT

SECOND AMENDED AND RESTATED SHAREHOLDERS’ AGREEMENT, dated as of January [    ], 2005, by and among Celanese Corporation, a Delaware corporation (formerly known as Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.) (the “Company”), Blackstone Capital Partners (Cayman) Ltd. 1 (“BCP 1”), Blackstone Capital Partners (Cayman) Ltd. 2 (“BCP 2”), Blackstone Capital Partners (Cayman) Ltd. 3 (“BCP 3” and, together with BCP 1 and BCP 2 and their respective successors and Permitted Assigns (as hereinafter defined), the “Blackstone Entities”), each an exempted company incorporated under the laws of the Cayman Islands, and BA Capital Investors Sidecar Fund, L.P., a Cayman Islands limited partnership (together with its successors and Permitted Assigns, “BACI”).  Each of the Blackstone Entities and BACI and their respective successors and Permitted Assigns are sometimes referred to individually as a “Shareholder” and together as the “Shareholders.”

BACKGROUND:

WHEREAS, in connection with the consummation of the voluntary public takeover offer by a subsidiary of the Company for all of the outstanding registered ordinary shares of Celanese AG (the “Offer”), the Blackstone Entities and BACI acquired ordinary shares, par value $0.01 per share, of the Company (the “Ordinary Shares”);

WHEREAS, the Blackstone Entities and BACI entered into the Shareholders’ Agreement, dated as of April 6, 2004 (as subsequently amended and restated as of November 1, 2004, the “Original Agreement”) to provide for certain matters relating to their respective holdings of Ordinary Shares and the governance of the Company;

WHEREAS, on November 3, 2004, the Company migrated from the Cayman Islands to the State of Delaware, redomiciled itself as a Delaware corporation and changed its name from “Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.” to “Celanese Corporation”;

WHEREAS, in connection with, and effective upon, the Initial Public Offering (as defined in Section 1.1) of the Company, and in accordance with Section 6.7 of the Original Agreement, the parties to the Original Agreement wish to amend and restate the Original Agreement in its entirety in order to set forth certain understandings regarding the governance of the Company and the relationship among the Company and the Shareholders following consummation of the Initial Public Offering;

NOW, THEREFORE, the parties agree as follows:

ARTICLE I.           INTRODUCTORY MATTERS

1.1 Defined Terms.  In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:

“Affiliate” means, with respect to any Person, (i) any Person that directly or indirectly controls, is controlled by or is under common control with, such Person or (ii) any director, officer, member, partner (including limited partners) or employee of such Person or any Person specified in clause (i) above; provided that officers, directors or employees of the Company will be deemed not to be Affiliates of the Shareholders for purposes hereof solely by reason of being officers, directors or employees of the Company.

“Agreement” means this Second Amended and Restated Shareholders’ Agreement, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.

“Assumption Agreement” means a writing reasonably satisfactory in form and substance to the Blackstone Entities whereby a BACI Affiliate Transferee becomes a party to, and agrees to be bound to the same extent as its transferor, by the terms of this Agreement.

“BACI” has the meaning set forth in the preamble.

“BACI Affiliate Transferee” has the meaning set forth in Section 2.2.

“BACI Permitted Assign Agreement” means an agreement reasonably satisfactory in form and substance to the Blackstone Entities whereby such Transferee agrees that it shall be bound by all of the provisions of this Agreement as if it were BACI, but shall not be entitled to the benefits of Article III hereof.

“BCP 1” has the meaning set forth in the preamble.

“BCP 2” has the meaning set forth in the preamble.

“BCP 3” has the meaning set forth in the preamble.

“Blackstone Entities” has the meaning set forth in the preamble.

“Blackstone Intervening Entity” means BCP 1, BCP 2, BCP 3 and any other Person created by Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV-A L.P., Blackstone Family Investment Partnership (Cayman) IV-A L.P. or Blackstone Chemical Coinvest Partners Cayman L.P. (collectively, the “Blackstone Funds”), but excluding the Blackstone Funds themselves, formed for the purpose of making the investment, directly or indirectly, in the Company.

“Blackstone Representative” means the Blackstone Entity designated from time to time by all of the Blackstone Entities to serve as the representative of the Blackstone Entities for certain purposes hereunder.

“Board” means the board of directors of the Company.

“Business Day” means a day other than a Saturday, Sunday, federal or New York State holiday or other day on which commercial banks in New York City are authorized or required by law to close.

“Certificate of Incorporation” means the amended and restated certificate of incorporation of the Company, as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof.

“Company” has the meaning set forth in the preamble.

“Common Stock” means the shares of Series A common stock and Series B common stock, par value $0.0001 per share, of the Company, and any other capital stock of the Company into which such stock is reclassified or reconstituted and any other common stock of the Company.

“Common Stock Equivalents” means any security or obligation which is by its terms convertible, exchangeable or exercisable into or for shares of Common Stock, whether at the time of issuance or upon the passage of time or the occurrence of some future event.

“Director” means any member of the Board.

“Drag-Along Buyer” has the meaning set forth in Section 2.5(a).

“Drag-Along Notice” has the meaning set forth in Section 2.5(b).

“Drag-Along Shareholders” shall have the meaning as set forth in Section 2.5(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Initial Public Offering” means the closing of the first sale of shares of Series A Common Stock of the Company to the public pursuant to an effective registration statement (other than a registration statement on Form S-4 or S-8 or any similar or successor form) filed under the Securities Act.

“Initial Share Holding Period” has the meaning set forth in Section 2.1(a).

“Majority Shareholders” has the meaning set forth in Section 2.5(a).

“Offer” has the meaning set forth in the preamble.

“Offer Notice” has the meaning set forth in Section 2.3(a).

“Offer Period” has the meaning set forth in Section 2.3(a).

“Permitted Assigns” means (i) with respect to any Blackstone Entity, a Transferee of shares of Common Stock of such Blackstone Entity that agrees to become party to, and to be bound to the same extent as its transferor by the terms of, this Agreement and (ii) with respect to BACI, a BACI Affiliate Transferee or a Transferee of shares of

Common Stock of BACI that executes and delivers to the Company and each Blackstone Entity a BACI Permitted Assign Agreement.

“Person” means any individual, corporation, limited liability company, partnership, trust, joint stock company, business trust, unincorporated association, joint venture, governmental authority or other legal entity of any nature whatsoever.

“Preferred Stock” means the shares of preferred stock, par value $0.01 per share, of the Company and any other capital stock of the Company into which such stock is designated, reclassified or reconstituted, and any other preferred stock of the Company.

“Proposed Sale” has the meaning set forth in Section 2.4(a).

“Proposed Transferee” has the meaning set forth in Section 2.4(a).

“Public Offering” means a sale of common equity or equivalent securities of the Company to the public pursuant to an effective registration statement (other than a registration statement on Form S-4 or S-8 or any similar or successor form) filed under the Securities Act.

“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement dated as of the date hereof among the Company and the Shareholders, as such agreement may be amended, supplemented or otherwise modified from time to time.

“Related Persons” has the meaning set forth in Section 4.4.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as the same may be amended from time to time.

“Shareholder” or “Shareholders” has the meaning set forth in the preamble.

“Tag-Along Notice” has the meaning set forth in Section 2.4(b).

“Tagging Shareholder” has the meaning set forth in Section 2.4(a).

“Tender Offer Closing” means the closing of the first acquisition of registered ordinary shares of Celanese AG by BCP Crystal Acquisition GmbH & Co. KG pursuant to its voluntary public takeover offer published February 2, 2004.

“Transfer” means a transfer, sale, assignment, pledge, hypothecation or other disposition, whether directly or indirectly pursuant to the creation of a derivative security, the grant of an option or other right, the imposition of a restriction on disposition or voting or transfer by operation of law.  When used as a verb, “Transfer” shall have the correlative meaning.  In addition, “Transferred” and “Transferee” shall have the correlative meanings.

1.2 Construction.  The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.  Unless the context otherwise requires:  (a) ”or” is disjunctive but not exclusive, (b) words in the singular include the plural, and in the plural include the singular, and (c) the words “hereof”, “herein”, and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified.

ARTICLE II.          TRANSFERS

2.1 Limitations on Transfer.  (a)  Without the prior written consent of the Blackstone Representative, BACI may not Transfer any shares of Common Stock prior to the six (6) month anniversary of the Initial Public Offering (or such shorter period as the underwriters for such Initial Public Offering shall require of either the Blackstone Entities or BACI) (the “Initial Share Holding Period”) other than (1) to a BACI Affiliate Transferee in accordance with the provisions of Section 2.2, (2) to one or more Blackstone Entities pursuant to Section 2.3, (3) as a Tagging Shareholder pursuant to Section 2.4, (4) as a Drag-Along Shareholder pursuant to Section 2.5 or (5) pursuant to the rights set forth in the Registration Rights Agreement.  Without limiting BACI’s rights to transfer to a BACI Affiliate Transferee pursuant to clause (1) of the preceding sentence, in the event of any proposed Transfer by BACI of all of the shares of Common Stock held by BACI to a Transferee that is an institutional investor of national reputation and that executes a BACI Permitted Assign Agreement, which proposed Transfer is subject to the rights set forth in Section 2.3 below, such consent of the Blackstone Representative shall not be unreasonably withheld or delayed.  After the Initial Share Holding Period, BACI may Transfer its shares of Common Stock only in accordance with, and subject to the applicable provisions of, this Article II or pursuant to the rights set forth in the Registration Rights Agreement.  Any Transferee of BACI prior to the expiration of the Initial Share Holding Period must qualify as a Permitted Assign of BACI.

(b)           In the event of any purported Transfer by BACI of any shares of Common Stock in violation of the provisions of this Agreement, such purported Transfer will be void and of no effect and the Company will not give effect to such Transfer.

(c)           Each certificate representing shares of Common Stock held by any Shareholder will bear a legend substantially to the following effect:

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A SHAREHOLDERS’ AGREEMENT AMONG CELANESE CORPORATION AND THE SHAREHOLDERS PARTY THERETO, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF CELANESE CORPORATION.  THE SHAREHOLDERS’ AGREEMENT CONTAINS, AMONG OTHER THINGS, CERTAIN PROVISIONS RELATING TO THE TRANSFER OF THE SHARES SUBJECT TO THE AGREEMENT.  NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY, DIRECTLY OR INDIRECTLY, BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH

SHAREHOLDERS’ AGREEMENT.  THE HOLDER OF THIS CERTIFICATE, BY ACCEPTANCE OF THIS CERTIFICATE, AGREES TO BE BOUND BY ALL OF THE PROVISIONS OF SUCH SHAREHOLDERS’ AGREEMENT.

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE BEEN REGISTERED UNDER THAT ACT OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.”

This legend will be removed by the Company, with respect to any certificate representing shares of Common Stock, by the delivery of substitute certificates without such legend in the event of (i) a Transfer permitted or not prohibited by this Agreement and in which the Transferee is not required to, pursuant to this Article II, enter into an Assumption Agreement or a BACI Permitted Assign Agreement or (ii) the termination of this Agreement pursuant to the terms hereof, provided, however, that the second paragraph of such legend will only be removed if at such time it is no longer required for purposes of applicable securities laws.

(d)           Any Transfer by a Shareholder permitted under this Agreement shall be effective only upon receipt by the Company of information reasonably satisfactory to it, demonstrating that such Transfer is exempt from or not subject to the provisions of Section 5 of the Securities Act and any other applicable securities laws (for such purpose, an opinion of Kirkland & Ellis LLP, or other counsel reasonably acceptable to the Company, to that effect shall constitute such reasonably satisfactory information), provided that no such Transfer shall be permitted, except as permitted under the Registration Rights Agreement, if such Transfer would require the Company to register a class of equity securities under Section 12 of the Exchange Act under circumstances where the Company does not then have securities of any class registered under Section 12 of the Exchange Act and such Transfer would cause such registration to be required.

2.2 Transfers to BACI Affiliate Transferees.  BACI may, at any time, Transfer shares of Common Stock, subject to compliance with the other provisions of this Agreement, to an Affiliate of Bank of America Corporation who duly executes and delivers to the Company and each Blackstone Entity an Assumption Agreement (a “BACI Affiliate Transferee”); provided, however, that in the event a transaction or event is contemplated in which any BACI Affiliate Transferee to which shares of Common Stock are Transferred will cease to qualify as a BACI Affiliate Transferee, other than in connection with the bona fide sale or other disposition by Bank of America Corporation, or any of its Affiliates, of a business unit that includes such BACI Affiliate Transferee, such BACI Affiliate Transferee to which shares of Common Stock are Transferred shall, and BACI shall cause such BACI Affiliate Transferee to: (a) promptly notify the Company of the pending occurrence of such transaction or event; and (b) prior to the time such BACI Affiliate Transferee ceases to be a BACI Affiliate Transferee, Transfer back to BA Capital Investors Sidecar Fund, L.P. (or to another BACI Affiliate Transferee) any shares of Common Stock it owns and such Transferee will execute and deliver an Assumption Agreement with respect thereto.

2.3 Right of First Refusal.  (a)  If at any time prior to the expiration of the Initial Share Holding Period, BACI proposes to Transfer, all or any portion of the shares of Common Stock held by it (other than (i) to a BACI Affiliate Transferee in accordance with Section 2.2, (ii) as a Tagging Shareholder pursuant to Section 2.4, (iii) as a Drag-Along Shareholder pursuant to Section 2.5 or (iv) pursuant to the rights set forth in the Registration Rights Agreement) and BACI has received a bona fide arm’s length offer for the shares of Common Stock subject to such Transfer, BACI shall deliver to the Blackstone Representative a written notice (the “Offer Notice”) of such proposed transaction, which shall identify the proposed Transferee and set forth the proposed terms of such Transfer, including the number of shares of Common Stock proposed to be Transferred and the purchase price therefor.  The Offer Notice shall contain an irrevocable offer to sell to the Blackstone Entities the shares of Common Stock proposed to be Transferred at a price equal or equivalent (as determined in the manner set forth below) to the price contained in, and otherwise on the same terms and conditions of, the Offer Notice.  The Blackstone Entities shall have fifteen (15) Business Days from the date the Offer Notice is received (the “Offer Period”) to determine whether one or more of such Blackstone Entities, or one or more of their designees, shall exercise the right to purchase all (but not less than all) of the shares of Common Stock subject to the Offer Notice on the terms set forth in such Offer Notice, provided, however, that if the proposed transaction includes any consideration other than cash, then, at the sole option of any such Blackstone Entity or designee, the relevant price shall be the equivalent cash price, determined (x) in the case of consideration consisting of securities listed or quoted on a national securities exchange or the Nasdaq National Market System, by the average daily closing sales price, as reported by Bloomberg L.P. (or if not reported by Bloomberg L.P., as reported by a reporting service of similar national reputation), of such securities on their principal trading market for the ten consecutive trading days preceding the date of receipt of the Offer Notice and (y) in the case of any other non-cash consideration, by the Board, acting reasonably and in good faith.  If a Blackstone Entity does not respond to the Offer Notice within the Offer Period, then such Blackstone Entity will be deemed to have elected not to exercise the right of first refusal specified in the Offer Notice.

If one or more of the Blackstone Entities and/or their respective designees shall have agreed to purchase shares of Common Stock pursuant to this Section 2.3, the applicable Blackstone Entities and/or their designees shall consummate such purchase by delivering, against receipt of certificates or other instruments representing the shares of Common Stock being purchased, appropriately endorsed by BACI, the purchase price for such shares.  Such closing date will be the later of (i) fifteen (15) Business Days after the expiration of the Offer Period and (ii) five (5) Business Days after receipt of all governmental consents and approvals, and the expiration of all governmental waiting periods, required for such Transfer.  BACI shall give participating Blackstone Entities and/or designees at least five (5) Business Days written notice of the closing date.

(b)           If none of the Blackstone Entities exercises its right of first refusal under Section 2.3(a), then BACI shall be permitted to Transfer the shares of Common Stock subject to the Offer Notice, no later than sixty (60) days after the expiration of the Offer Period at a price not less than the purchase price per share set forth in the Offer Notice and on other terms not materially less favorable to BACI than those terms set forth in the Offer Notice.  If BACI does not Transfer the shares of Common Stock in the time period provided for in this Section 2.3(b), any Transfer by BACI of any such shares after such period shall again be subject to this Section 2.3.

2.4 Tag-Along Rights.  (a)  Until the expiration of the Initial Share Holding Period, if any Blackstone Entity (a “Selling Shareholder”) proposes to Transfer shares of Common Stock, which Transfer or series of related Transfers relates to more than 5% of the then-outstanding shares of Common Stock (other than (i) to an Affiliate that qualifies as a Permitted Assign or (ii) pursuant to the exercise of rights set forth in Section 2.5 or in the Registration Rights Agreement) (any such transaction, a “Proposed Sale”), then each of the other Shareholders that is not a Blackstone Entity will have the right to require the proposed Transferee (a “Proposed Transferee”) to purchase from any such other Shareholder who exercises its rights pursuant to this Section 2.4 (a “Tagging Shareholder”) up to the number of shares of Common Stock equal to the product (rounded up to the nearest whole number) of (x) the quotient determined by dividing (A) the aggregate number of shares of Common Stock owned by such Tagging Shareholder by (B) the aggregate number of shares of Common Stock owned by the Selling Shareholder(s), all Tagging Shareholders and any other Persons exercising similar rights held by such Persons under similar agreements and (y) the total number of shares of Common Stock proposed to be directly or indirectly Transferred to the Proposed Transferee, at the same price per share of Common Stock and upon the same terms and conditions (including, without limitation, time of payment, form of consideration and adjustments to purchase price) as the Selling Shareholder; provided, that in order to be entitled to exercise its right to sell shares of Common Stock to the Proposed Transferee pursuant to this Section 2.4, each Tagging Shareholder shall agree to make to the Proposed Transferee the same representations, warranties, covenants, indemnities and agreements as the Selling Shareholder agrees to make in connection with the Proposed Sale and shall agree to the same conditions to the Proposed Sale as the Selling Shareholder agrees (except that, in the case of representations, warranties, conditions, covenants, indemnities and agreements pertaining specifically to the Selling Shareholder, each Tagging Shareholder shall make comparable representations, warranties, covenants, indemnities and agreements and shall agree to comparable conditions, in each case to the extent applicable and pertaining specifically to itself and only to itself); provided, that all representations, warranties, covenants, indemnities and agreements (other than those referred to in the immediately preceding exception) shall be made by the Selling Shareholder and each Tagging Shareholder severally and not jointly and that any liability to the Selling Shareholder and the Tagging Shareholders thereunder shall be borne by each of them on a pro rata basis determined according to the number of shares of Common Stock sold by each of them.  Each Tagging Shareholder will be responsible for its proportionate share of the costs of the Proposed Sale to the extent not paid or reimbursed by the Company, the Proposed Transferee or another Person (other than the Selling Shareholder).  The Selling Shareholder shall be entitled to estimate each Tagging Shareholder’s proportionate share of such costs and to withhold such amounts from payments to be made to such Tagging Shareholder at the time of closing of such Proposed Sale; provided, that (1) such estimate shall not preclude the Selling Shareholder from recovering additional amounts from any Tagging Shareholder in respect of such Tagging Shareholder’s proportionate share (based on the number of shares of Common Stock sold) of such costs and (2) the Selling Shareholder shall promptly reimburse each Tagging Shareholder to the extent actual amounts are ultimately less than the estimated amounts paid by such Tagging Shareholder or any such amounts are paid by the Company, the Proposed Transferee or another Person (other than the Selling Shareholder).

(b)           The Selling Shareholder will give notice to the other Shareholders of each Proposed Sale prior to the proposed closing date for such proposed Transfer, setting forth the number of shares of Common Stock proposed to be so Transferred, the name and address of the Proposed Transferee, the proposed amount and form of consideration (and if such consideration consists in part or in whole of property other than cash, the Selling Shareholder will provide such information, to the extent reasonably available to the Selling Shareholder, relating to such non-cash consideration as the Tagging Shareholders together may reasonably request in order to evaluate such non-cash consideration) and other terms and conditions of payment offered by the Proposed Transferee.  The Selling Shareholder will deliver or cause to be delivered to each Tagging Shareholder copies of all transaction documents relating to the Proposed Sale promptly as the same become available.  The tag-along rights provided by this Section 2.4 must be exercised by the Tagging Shareholders within fifteen (15) Business Days following receipt of the notice required to be delivered by the Selling Shareholder pursuant to this paragraph (b) by delivery of a written notice to the Selling Shareholder indicating such Tagging Shareholder’s desire to exercise its rights and specifying the number of shares of Common Stock it desires to sell (the “Tag-Along Notice”).

(c)           If any Tagging Shareholder exercises its rights under this Section 2.4, the closing of the purchase of the shares of Common Stock with respect to which such rights have been exercised will take place concurrently with the closing of the sale of the Selling Shareholder’s shares of Common Stock to the Proposed Transferee.  The Seller Shareholder shall use reasonable efforts to obtain the agreement of the Proposed Transferee to the participation of all Tagging Shareholders in any applicable Transfer, and no Selling Shareholder shall consummate any transfer to which this Section 2.4 applies unless the shares of Common Stock entitled to be sold by the Tagging Shareholders pursuant to this Section 2.4 are purchased by the Proposed Transferee (or by the Selling Shareholder or its designee in lieu of such Proposed Transferee).

(d)           Notwithstanding anything contained in this Section 2.4, there shall be no liability on the part of the Selling Shareholder to any Tagging Shareholder if the Transfer of such Selling Shareholder’s shares of Common Stock pursuant to this Section 2.4 is not consummated for any reason.  Whether to effect a Proposed Sale of shares of Common Stock, or to terminate any such transaction prior to consummation, is in the sole and absolute discretion of such Selling Shareholder.

(e)           No Blackstone Entity shall avoid its obligations under this Section 2.4, or permit any of its Affiliates to take any action which, if taken by such Blackstone Entity, would be such an avoidance of its obligations, by transferring to a non-Affiliate equity interests in any Blackstone Intervening Entity in an amount and manner that, if such Transfer were of shares of Common Stock, would require such entity to comply with its obligations to Shareholders pursuant to this Section 2.4 without making appropriate accommodation to BACI, bearing in mind the provisions of this Section 2.4.

2.5 Drag-Along Rights.  (a)  Until the expiration of the Initial Share Holding Period, if any Shareholder or Shareholders holding at least a majority of the aggregate outstanding shares of Common Stock (collectively, the “Majority Shareholders”) receive an offer from a Person other than an Affiliate of such Shareholder or Shareholders (a “Drag-Along

Buyer”) to purchase or otherwise acquire at least a majority of the aggregate outstanding shares of Common Stock and the Majority Shareholders propose to accept such offer, then each other Shareholder (collectively, the “Drag-Along Shareholders”) shall, if requested by the Majority Shareholders in accordance with this Section 2.5, Transfer to such Drag Along Buyer, subject to Section 2.5(b), on the terms of the offer to be accepted by the Majority Shareholders, including, without limitation, time of payment, form of consideration and adjustments to purchase price, the number of shares of Common Stock equal to the number of shares of Common Stock owned by it multiplied by the percentage of the then-outstanding shares of Common Stock to which the Drag-Along Buyer’s offer is applicable.  For purposes of clarification, this Section 2.5 shall not apply to securities received by a Shareholder pursuant to a transaction contemplated by Section 2.4 or a prior exercise of this Section 2.5.

(b)           The Majority Shareholders will give notice (the “Drag-Along Notice”) to the Drag-Along Shareholders of any proposed Transfer giving rise to the rights of the Majority Shareholders set forth in Section 2.5(a) no later than fifteen (15) Business Days prior to the proposed closing date for such proposed Transfer.  The Drag-Along Notice will set forth the number of shares of Common Stock proposed to be so Transferred, the name of the Drag-Along Buyer, the proposed amount and form of consideration (and if such consideration consists in part or in whole of property other than cash, the Majority Shareholders will provide such information, to the extent reasonably available to the Majority Shareholders, relating to such non-cash consideration as the Drag-Along Shareholders together may reasonably request in order to evaluate such non-cash consideration), the number of shares of Common Stock sought and the other terms and conditions of the offer.  Each Drag-Along Shareholder shall agree to make the same representations, warranties, covenants, indemnities and agreements that the Majority Shareholders agree to make (except that, in the case of representations, warranties, conditions, covenants, indemnities and agreements pertaining specifically to any of the Majority Shareholders, each Drag-Along Shareholder shall make the comparable representations, warranties, covenants, indemnities and agreements and shall agree to comparable conditions, in each case to the extent applicable and pertaining specifically to itself and only to itself); provided, that all representations, warranties, covenants, indemnities and agreements (other than those referred to in the immediately preceding exception) shall be made by each Majority Shareholder and each Drag-Along Shareholder severally and not jointly and that any liability of the Majority Shareholders and the Drag-Along Shareholders thereunder shall be borne by each of them on a pro rata basis determined according to the number of shares of Common Stock sold by each of them; and provided, further, that in no event shall any such indemnification obligation of any Drag-Along Shareholder in connection with such transaction exceed such Drag-Along Shareholder’s proceeds of such transaction.  In the event that any such Transfer is structured as a merger, consolidation or similar business combination, each Drag-Along Shareholder agrees to vote in favor of the transaction and to take all action to waive any dissenters, appraisal or other similar rights.  Each Drag-Along Shareholder will be responsible for its proportionate share of the costs of such Transfer (except for any costs incurred solely for the benefit of individual shareholders, other than reasonable attorneys’ fees of the Drag-Along Shareholders, which shall be included in the costs of such Transfer) to the extent not paid or reimbursed by the Company, the Drag-Along Buyer or another Person (other than the Majority Shareholders).  The Majority Shareholders shall be entitled to estimate each Drag-Along Shareholder’s proportionate share of such costs and to withhold such amounts from payments to be made to such Drag-Along Shareholder at the time of closing of such Transfer; provided, that (i) such estimate shall not preclude the Majority Shareholders from recovering additional amounts from any Drag-Along Shareholder in respect of such Drag-Along Shareholder’s proportionate share of such costs and (ii) the Majority Shareholders shall reimburse each Drag-Along Shareholder to the extent actual amounts are ultimately less than the estimated amounts paid by such Drag-Along Shareholder or any such amounts are paid by the Company, the Drag-Along Buyer or another Person (other than the Majority Shareholders).

2.6 Termination.  Unless otherwise expressly provided for in this Article II, all sections in this Article II shall terminate with respect to any Shareholder upon the expiration of the Initial Share Holding Period.

ARTICLE III.         CORPORATE GOVERNANCE MATTERS

3.1 Board of Directors.  (a)  For so long as the Blackstone Entities (or their respective designated Affiliates) hold at least twenty-five percent (25%) in voting power of all shares of the Company’s capital stock entitled to vote generally in the election of Directors, the Blackstone Entities shall be entitled, but not required, to nominate all nominees for election to the Board, other than any Directors entitled to be designated by the holders of the Preferred Stock pursuant to the Certificate of Incorporation.  Each of the Blackstone Entities shall take all action necessary to effect such nominations to the Board.  Any Director not so nominated by the Blackstone Entities pursuant to this Section 3.1 shall be nominated in accordance with the Certificate of Incorporation.  The termination of the rights of the Blackstone Entities under this Section 3.1(a) shall in no way affect the rights of the Blackstone Entities as holders of shares of Common Stock.

(b)           BA Capital Investors Sidecar Fund, L.P., together with any BACI Affiliate Transferees, shall be entitled to designate one non-voting observer (the “Observer”) to the Board until such time as BA Capital Investors Sidecar Fund, L.P. and any BACI Affiliate Transferees no longer hold any shares of Common Stock.  Any such Observer shall be entitled to receive all notices and materials distributed to Directors.  The Board may restrict the Observer’s attendance as an observer at a meeting or deny the Observer any notices, materials or other information, if the Board determines in good faith that (i) upon advice of counsel, such attendance or distribution would be reasonably likely to remove any privilege of confidentiality from otherwise attorney-client privileged statements or information (in which case, the Observer’s attendance or access shall be restricted only for such portion of the meeting or information); provided, however, that the Observer would not be excluded or denied such information if the Observer agrees to be bound by confidentiality obligations that, to the reasonable satisfaction of the Board’s counsel, would preserve such privilege, or (ii) upon advice of counsel, such attendance or distribution is prohibited by applicable law.

(c)           Each of the Blackstone Entities hereby agrees to take such actions provided for under the terms of the shares of Common Stock held by them, in each case to elect the nominees referred to in Section 3.1(a) to the Board.  If, following an election to the Board pursuant to this Section 3.1, any Director nominated by a Blackstone Entity shall resign or be removed or be unable to serve for any reason prior to the expiration of his or her term as a Director, the Blackstone Entities may notify the Board in writing of a replacement nominee and each of the Blackstone Entities hereby agree to take such actions provided for under the terms of the shares of Common Stock held by them, in each case to elect such nominee to the Board.

(d)           The Company shall take all necessary actions within its power to enable BA Capital Investors Sidecar Fund, L.P., together with any BACI Affiliate Transferees, to designate one non-voting observer to the board of directors, or comparable governing body, of each subsidiary of the Company (other than, until such time that the Company first owns 100% of all the outstanding registered ordinary shares, warrants, options and rights or securities convertible into, exchangeable or exercisable for ordinary shares of Celanese AG, such comparable governing bodies of Celanese AG and its subsidiaries), to the extent BA Capital Investors Sidecar Fund, L.P., together with any BACI Affiliate Transferees, is then entitled to designate an Observer to the Board pursuant to this Section 3.1.  For purposes of clarification, for any entity that has a two-tier board structure, the comparable governing body shall be the supervisory board or comparable body (and not the management board or comparable body).

(e)           The Company will pay all reasonable out-of-pocket expenses incurred by the Directors (and, if applicable, any Observer designated pursuant to Section 3.1) in connection with their participation in meetings of the Board (and committees thereof), as well as such expenses of the members of the boards of directors or comparable governing bodies (and committees thereof) of the subsidiaries of the Company.  Each Director, in his or her capacity as such, shall be entitled to the same reimbursement, indemnification and insurance as any other Director receives in his or her capacity as such.

ARTICLE IV.         COVENANTS

4.1 Books and Records; Access.  The Company shall, and shall cause its subsidiaries to, keep proper books, records and accounts, in which full and correct entries shall be made of all financial transactions and the assets and business of the Company and each of its subsidiaries in accordance with generally accepted accounting principles.  The Company shall, and shall cause its subsidiaries to, permit any Shareholder, at reasonable times and upon reasonable prior notice to the Company, to review the books and records of the Company or any of such subsidiaries and to discuss the affairs, finances and condition of the Company or any of such subsidiaries with the officers of the Company or any such subsidiary.

4.2 Periodic Reporting.  (a)  The Company shall deliver or cause to be delivered to each Shareholder:

(i)            as soon as available, but not later than ninety (90) days after the end of each fiscal year of the Company, a copy of the audited consolidated balance sheet of the Company and its subsidiaries as of the end of such fiscal year and the related statements of operations and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous year, all in reasonable detail;

(ii)           commencing with the fiscal period ending after September 30, 2004, as soon as available, but in any event not later than forty five (45) days after the end of each of the first three fiscal quarters of each fiscal year, the unaudited consolidated balance sheet of the Company and its subsidiaries, and the related statements of operations and cash flows for such quarter and for the period commencing on the first day of the fiscal year and ending on the last day of such quarter;

(iii)          to the extent otherwise prepared by the Company, operating and capital expenditure budgets and periodic information packages relating to the operations and cash flows of the Company and its subsidiaries; and

(iv)          all tax information (including information prepared in accordance with United States federal income tax principles) regarding the Company, its subsidiaries and its direct and indirect owners as (A) is necessary for a Shareholder to (1) prepare accurately all tax returns (including, but not limited to, United States federal income tax returns) required to be filed by such Shareholder with respect to its investment in the Company and (2) comply with any tax reporting requirements (including, but not limited to, any tax reporting requirements imposed by United States federal income tax laws) imposed as a result of such Shareholder’s ownership of an equity interest in the Company or (B) is reasonably requested by a Shareholder to engage in such Shareholder’s own tax planning with respect to its investment in the Company.

(b)           The Company shall deliver to each Blackstone Entity such other reports and information as may be reasonably requested by such Blackstone Entity.

4.3 Confidentiality.  Except as required by law or other legal proceeding or regulatory process, each party hereto will, and will cause each of their respective subsidiaries, Affiliates and representatives to, maintain in confidence, any non-public or confidential proprietary information furnished to them by or on behalf of any other party or its representatives in connection with this Agreement or the transactions contemplated hereby.  All information provided under this Agreement shall be deemed confidential; provided, however, that information shall not be deemed confidential if (a) at the time of disclosure, such information is generally available to and known by the public (other than as a result of a disclosure directly by the recipient or any of its representatives), (b) such information was available to the recipient on a non-confidential basis from a source that is not and was not prohibited from disclosing such information to the recipient by a contractual, legal or fiduciary obligation or (c) such information is known to the recipient prior to or independently of its relationship with the party providing such information.

4.4 Indemnification.  The Company shall indemnify and hold harmless, to the full extent permitted by law, each of Blackstone LR Associates (Cayman) IV Ltd, Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV-A L.P., Blackstone Family Investment Partnership (Cayman) IV-A L.P., Blackstone Chemical Coinvest Partners (Cayman) L.P., Blackstone Participation Partnership IV L.P., BCP 1, BCP 2 and BCP 3, BACI and each of their directors, officers, employees, shareholders, general partners, limited partners, members, advisory directors, managing directors and affiliates (other than the Company and its subsidiaries) (and directors, officers, employees, shareholders, general partners, limited partners, members, advisory directors, managing directors and controlling persons thereof) (collectively, “Related Persons”), against any and all losses, claims, damages or liabilities, joint or several, and expenses (including without limitation, reasonable attorneys’ fees and any and all reasonable expenses incurred investigating, preparing or defending against any litigation, commenced or threatened, or any claim, and any and all amounts paid in any settlement of any such claim or litigation) to which such Related Person may become subject, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) or expenses arise out of or are based upon the Offer or the other transactions contemplated thereby.  Such indemnification obligation shall be in addition to any liability that the Company may otherwise have to any other such Related Person.  The provisions of this Section 4.4 are intended to be for the benefit of, and shall be enforceable by, each Related Person and its respective successors, heirs and representatives.

4.5 Expenses and Fees.  The Company shall reimburse the Blackstone Entities and their respective Affiliates for their respective reasonable out-of-pocket fees and expenses incurred in connection with the Offer, subject to receipt of documentation thereof reasonably acceptable to the Company.  The Company shall reimburse BA Capital Investors Sidecar Fund, L.P. for its reasonable out-of-pocket fees and expenses incurred in connection with its subscription for Ordinary Shares acquired in connection with the consummation of the Offer (including, without limitation, due diligence investigation, and the negotiation of the commitment letter and agreements, in each case relating to such subscription), subject to receipt of documentation thereof reasonably acceptable to the Company.  The Company shall reimburse such fees and expenses concurrently with the Tender Offer Closing to the extent such documentation has been received by the Company at least two (2) Business Days prior to the date of the Tender Offer Closing, and shall reimburse all other such fees and expenses as promptly as practicable following receipt of such documentation.

4.6 Use of Shareholders’ Names.  Neither any Shareholder nor the Company shall use the name of any Shareholder in connection with the business or affairs of the Company, including for purposes of publicity, public relations, marketing or fundraising, without obtaining the prior written consent of the Shareholder whose name is proposed to be used, except (a) as required by law or other legal proceeding or regulatory process or (b) for the listing of a Shareholder as a beneficial owner of registered ordinary shares of Celanese AG and/or any other entity for which public disclosure of such beneficial ownership is required or advisable, subject, in the case of these clauses (a) and (b), to prior review and comment by such Shareholder to the extent practicable under the circumstances.

ARTICLE V.          MISCELLANEOUS

5.1 Additional Securities Subject to Agreement.  Each Shareholder agrees that any capital stock of the Company which it hereafter acquires by means of a stock split, stock dividend, distribution, exercise of options or warrants, additional equity subscription, reorganization, redomiciliation or otherwise (other than pursuant to a Public Offering) will be subject to the provisions of this Agreement to the same extent as if held on the date hereof.  If any Shareholder is issued any Common Stock Equivalents, the Shareholders agree to amend this Agreement to the extent necessary to reflect such issuance in a manner consistent with the terms and conditions hereof.

5.2 Recapitalization, Exchange, Etc.  The provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Common Stock and Common Stock Equivalents, to any and all shares, Common Stock Equivalents or other securities of the

Company or any successor to the Company that may be issued in respect of, in exchange for, or in substitution of the Common Stock or Common Stock Equivalents.  If, and as often as, there are any changes in the Common Stock or the Common Stock Equivalents, by way of any reclassifications or through merger, consolidation, reorganization, recapitalization, redomiciliation or by any other means occurring after the date of this Agreement, appropriate adjustment shall be made to the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Common Stock and Common Stock Equivalents as so changed.

5.3 Termination.  This Agreement shall terminate with respect to any Shareholder, on the date of which such Shareholder ceases to hold any shares of Common Stock, except that Sections 4.3 and 4.4 shall survive such termination.

5.4 Notices.  Any notice, request, instruction or other document to be given hereunder by any party hereto to another party hereto shall be in writing, shall be and shall be deemed given when (a) delivered personally, (b) five (5) Business Days after being sent by certified or registered mail, postage prepaid, return receipt requested, (c) one (1) Business Day after being sent by Federal Express or other nationally recognized overnight courier, or (iv) if transmitted by facsimile if confirmed within 24 hours thereafter a signed original sent in the manner provided in clause (a), (b) or (c) to the parties at the following addresses (or at such other address for a party as shall be specified by notice from such party):

if to the Company:

Celanese Corporation
1601 West LBJ Freeway
Dallas, Texas 75234-6034

Attention:	General Counsel
Fax:	972-443-8537

if to any Blackstone Entity:

The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

Attention:	Chinh Chu
Fax:	(212) 583-5722

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Attention:	William R. Dougherty, Esq.
Fax:	(212) 455-2502

if to BACI:

BA Capital Investors Sidecar Fund, L.P.
c/o Banc of America Capital Investors, L.P.

Banc of America Corporate Center

100 North Tryon Street, 25th Floor

Charlotte, NC 28255

Attention:	J. Travis Hain
Fax:	(704) 386-6432

with a copy to:

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, IL 60601

Attention:	Margaret A. Gibson
Fax:	(312) 861-2200

5.5 Further Assurances.  The parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things as may be necessary in order to give full effect to this Agreement and every provision hereof.

5.6 Assignment.  This Agreement will inure to the benefit of and be binding on the parties hereto and their respective successors and Permitted Assigns.  Except as specifically provided herein, this Agreement may not be assigned by BACI without the express prior written consent of the Blackstone Representative, and any attempted assignment, without such consents, will be null and void.  The rights of any Blackstone Entity under this Agreement may be assigned by such Blackstone Entity to any Transferee of Common Stock held by such Blackstone Entity, provided such Transferee becomes a Permitted Assign.

5.7 Amendment; Waiver.  This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the Company and Shareholders holding a majority of the shares of Common Stock subject to this Agreement; provided that no such amendment, supplement or other modification shall adversely affect the interests of any Shareholder hereunder disproportionately to other Shareholders without the written consent of such Shareholder; and provided, further, that no such amendment, supplement or modification shall adversely affect BACI in any material respect without the written consent of the holders of a majority of the shares of Common Stock held by BACI.  No waiver by any party of any of the provisions hereof will be effective unless explicitly set forth in writing and executed by the party so waiving.  Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, will be deemed to constitute a waiver by the party taking such action of compliance with any covenants or agreements contained herein.  The waiver by any party hereto of a breach of any provision of this Agreement will not operate or be construed as a waiver of any subsequent breach.

5.8 Third Parties.  Except as provided in Section 4.4, this Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third party beneficiary hereto.

5.9 Governing Law.  This Agreement will be governed by, and construed in accordance with, the laws of the State of New York.

5.10  Jurisdiction.  The courts of the State of New York in New York County and the United States District Court for the Southern District of New York shall have jurisdiction over the parties with respect to any dispute or controversy between them arising under or in connection with this agreement and, by execution and delivery of this agreement, each of the parties to this Agreement submits to the exclusive jurisdiction of those courts, including but not limited to the in personam and subject matter jurisdiction of those courts, waives any objections to such jurisdiction on the grounds of venue or forum non conveniens, the absence of in personam or subject matter jurisdiction and any similar grounds, consents to service of process by mail (in accordance with the notice provisions of this Agreement) or any other manner permitted by law, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement.

5.11  MUTUAL WAIVER OF JURY TRIAL.  THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT.

5.12  Specific Performance.  The Company and each Shareholder acknowledge and agree that in the event of any breach of this Agreement by any of them, the Shareholders and the Company would be irreparably harmed and could not be made whole by monetary damages.  Each party accordingly agrees to waive the defense in any action for specific performance that a remedy at law would be adequate and that the parties, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of this Agreement.

5.13  Entire Agreement.  This Agreement, together with the Registration Rights Agreement and sets forth the entire understanding of the parties hereto with respect to the subject matter hereof.  There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof and thereof other than those expressly set forth herein and therein.  This Agreement, together with the Registration Rights Agreement, supersedes all other prior agreements and understandings between the parties, with respect to such subject matter.

5.14  Titles and Headings.  The section headings contained in this Agreement are for reference purposes only and will not affect the meaning or interpretation of this Agreement.

5.15  Severability.  If one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by law.

5.16  Counterparts.  This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same instrument.

5.17  Effectiveness.  This Agreement shall become effective upon the Initial Public Offering and prior thereto shall be of no force or effect.  Until the effectiveness of this Agreement, the Original Agreement shall remain in full force and effect in accordance with its terms.  If the Initial Public Offering shall not occur on or prior to February 15, 2005, this Agreement shall automatically be of no force or effect and the Original Agreement shall continue in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be executed on its behalf as of the date first written above.

CELANESE CORPORATION

By:
Name: David N. Weidman
Title: Chief Executive Officer and President

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1

By:
Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 2

By:
Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 3

By:
Name: Chinh Chu
Title: Authorized Person

BA CAPITAL INVESTORS SIDECAR FUND, L.P.

By:	BA Capital Management Sidecar, L.P.
Its:	General Partner

By:	BACM I Sidecar GP Limited
Its:	General Partner

By:
Name:
Title: Authorized Person